Form 20-F/A
period 2012-06-30
Blue Wolf Mongolia Holdings Corp.
filed 2013-05-14
CIK 1517526

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes  ☒     No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐ Accelerated filer  ☐  Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.  Item 17  ☐     Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐    No ☐

BLUE WOLF MONGOLIA HOLDINGS CORP.

TABLE OF CONTENTS

		Page
Explanatory Note		1

Cautionary Note Regarding Forward-Looking Statements		1

PART I

Item 5.	Operating and Financial Review and Prospects	2
Item 8.	Financial Information	4

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	4
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	4

PART III

Item 17.	Financial Statements	4
Item 18.	Financial Statements	4
Item 19.	Exhibits	5

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

Blue Wolf Mongolia Holdings Corp. is filing this Amendment No. 1 to Transition Report on Form 20-F/A (this “Amendment”) to amend and restate its Transition Report on Form 20-F for the period ended June 30, 2012, originally filed on April 1, 2013 (the “Original Filing”). This Amendment is being filed to (i) amend the disclosure in Item 5. Operating and Financial Review and Prospects and (ii) amend and restate the transition financial statements and footnotes in Item 18. Financial Statements. In addition, as required by Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by the Company’s principal executive officer and principal financial officer are filed as exhibits to this Amendment.

This Amendment is being filed to restate our interim financial statements as of June 30, 2012 to correct the accounting for our outstanding warrants. Our original accounting treatment did not recognize a liability for the warrant liability and did not recognize changes in the fair value of that warrant liability in our statement of operations. For additional information regarding this restatement, see “Note 4 – Restatement of Previously Issued Financial Statements” in the Notes to the Financial Statements contained in Item 18.

Although this Amendment amends and restates the Original Filing in its entirety, except for the information described above, this Amendment does not reflect events occurring after the filing of the Original Filing and unless otherwise stated herein, the information contained in the Amendment is current only as of the time of the Original Filing. Except as described above, no other changes have been made to the Original Filing. Accordingly, the Amendment should be read in conjunction with the Company’s filings made with the Securities and Exchange Commission subsequent to the filing of the Original Filing. The sections of the Original Filing affected by the restatement should no longer be relied upon.

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

For the four months ended June 30, 2012, we had net income of $691,125 ($166,702 of expenses, $855,167 of gain from the change in the fair value of the warrant liability and $2,660 of interest income). For the period from March 11, 2011 (date of inception) to June 30, 2012, we had net income of $1,270,805 ($568,643 of expenses, $1,832,500 of gain from the change in the fair value of the warrant liability and $6,948 in interest income).  We incurred offering costs of approximately $4,980,000 (including $2,012,500 of underwriting fees paid at closing and $2,415,000 of deferred underwriting commissions), which were charged to shareholders’ equity upon the completion of the IPO. All of our funds in the trust account are invested in a fund which invests exclusively in U.S. Treasuries and meets certain conditions under Rule 2a-7 under the Investment Company Act. For the period from March 11, 2011 (date of inception) to June 30, 2011, we had a net loss of $5,000 and earned $0 in interest income.

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this Transition Report on its behalf.

BLUE WOLF MONGOLIA HOLDINGS CORP.

Dated: May 14, 2013	/s/ Lee Kraus
Lee Kraus
Chief Executive Officer
(Principal Executive Officer)

Dated: May 14, 2013	/s/ Paul Nicholas Edwards
Paul Nicholas Edwards
President and Chief Financial Officer
(Principal Financial Officer)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Blue Wolf Mongolia Holdings Corp.

We have audited the accompanying balance sheet of Blue Wolf Mongolia Holdings Corp. (the “Company”) as of June 30, 2012 and the related statements of operations, changes in shareholders’ equity, and cash flows for the for the period from March 1, 2012 to June 30, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2012, and the results of its operations and its cash flows for the period from March 1, 2012 to June 30, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Rothstein Kass

Roseland, New Jersey

May 9, 2013

BLUE WOLF MONGOLIA HOLDINGS CORP.
(A Corporation in the Development Stage)

INTERIM BALANCE SHEET

	June 30, 2012	June 30, 2011
	(Audited)	(Unaudited)
	As Restated
ASSETS
Current assets:
Cash	$231,400	$84,042
Deferred offering costs	-	153,908
Prepaid insurance and other current assets	62,045	8,550
Total current assets	293,445	246,500

Investments held in Trust Account	80,244,448	-

Total assets	$80,537,893	$246,500

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Note payable to affiliate	$-	$200,000
Accrued expenses	16,398	5,000
Accrued offering costs	-	21,500

Other liabilities:
Deferred underwriters' compensation	2,415,000	-
Warrant liability	7,330,000	-

Total liabilities	9,761,398	226,500

Commitments and contingencies

Ordinary shares subject to possible redemption; 6,597,441 shares and 0 shares, respectively (at redemption value)	65,776,491	-

Shareholders' equity:
Preferred shares, no par value; five classes of unlimited shares authorized; none issued and outstanding	-	-
Ordinary shares, no par value; unlimited shares authorized; 3,465,059 and 2,012,500 issued and outstanding (which excludes 6,597,441 and 0 shares subject to possible redemption, respectively)	5,000,004	25,000
Additional paid-in capital	-	-
Deficit accumulated during the development stage	-	(5,000)

Total shareholders' equity	5,000,004	20,000

Total liabilities and shareholders' equity	$80,537,893	$246,500

See accompanying notes to interim financial statements.

BLUE WOLF MONGOLIA HOLDINGS CORP.
(A Corporation in the Development Stage)

INTERIM STATEMENTS OF OPERATIONS

		For the Period from	For the Period from
	Four Months	March 11, 2011	March 11, 2011
	Ended	(date of inception) to	(date of inception) to
	June 30, 2012	June 30, 2011	June 30, 2012
	(Audited)	(Unaudited)	(Audited)
	As Restated		As Restated
Revenue	$-	$-	$-
General and administrative expenses	166,702	5,000	568,643
Loss from operations	(166,702)	(5,000)	(568,643)
Other income (expense)
Interest income	2,660	-	6,948
Change in fair value of warrant liability	855,167	-	1,832,500
Net income (loss) attributable to ordinary shares not subject to possible redemption	$691,125	$(5,000)	$1,270,805

Weighted average number of ordinary shares outstanding, excluding shares subject to possible redemption, basic and diluted	3,531,758	2,012,500	3,151,064

Net income (loss) per ordinary share, excluding shares subject to possible redemption, basic and diluted	$0.20	$(0.00)	$0.40

See accompanying notes to interim financial statements.

BLUE WOLF MONGOLIA HOLDINGS CORP.
(A Corporation in the Development Stage)

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Period from March 11, 2011 (date of inception) to June 30, 2012

As Restated

				Deficit
				Accumulated
			Additional	During the	Total
	Ordinary Shares		Paid-in	Development	Shareholders'
	Shares	Amount	Capital	Stage	Equity

Sale of ordinary shares to Sponsor on March 11, 2011 at $0.012 per share	2,012,500	$25,000	$-	$-	$25,000

Net loss attributable to ordinary shares not subject to possible redemption				(5,000)	(5,000)

Balances at June 30, 2011 (unaudited)	2,012,500	25,000	-	(5,000)	20,000

Sale on July 20, 2011 of 8,050,000 units at $10 per unit (including 6,469,978 shares subject to possible redemption)	8,050,000	80,500,000	-	-	80,500,000

Underwriters' discount and offering expenses	-	(4,981,810)	-	-	(4,981,810)

Sale on July 20, 2011 of 4,166,667 private placement warrants to the Sponsor at $0.75 per warrant	-	-	3,125,000	-	3,125,000

Warrant liability recorded on July 20, 2011		(6,037,500)	(3,125,000)		(9,162,500)

Proceeds subject to possible redemption of 6,469,978 ordinary shares at redemption value	(6,469,978)	(64,505,681)	-	-	(64,505,681)

Change in proceeds subject to possible redemption to 6,597,441 ordinary shares at redemption value	(127,463)	(5)	-	(1,270,805)	(1,270,810)

Net income attributable to ordinary shares not subject to possible redemption	-	-	-	1,275,805	1,275,805

Balances at June 30, 2012, restated (audited)	3,465,059	$5,000,004	$-	$-	$5,000,004

See accompanying notes to interim financial statements.

BLUE WOLF MONGOLIA HOLDINGS CORP.
(A Corporation in the Development Stage)

INTERIM STATEMENTS OF CASH FLOWS

		For the Period from	For the Period from
	Four Months	March 11, 2011	March 11, 2011
	Ended	(date of inception) to	(date of inception) to
	June 30, 2012	June 30, 2011	June 30, 2012
	(Audited)	(Unaudited)	(Audited)
	As Restated		As Restated
Cash Flows from Operating Activities
Net income (loss)	$691,125	$(5,000)	$1,270,805
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Change in fair value of warrant liability	(855,167)	-	(1,832,500)
Increase (decrease) attributable to changes in operating assets and liabilities
Prepaid insurance and other current assets	26,284	(8,550)	(62,045)
Accrued expenses	(20,807)	5,000	16,398

Net cash used in operating activities	(158,565)	(8,550)	(607,342)

Cash Flows from Investing Activities
Principal deposited in Trust Account	-	-	(80,237,500)
Interest reinvested in Trust Account	(2,660)	-	(6,948)

Net cash used in investing activities	(2,660)	-	(80,244,448)

Cash Flows from Financing Activities
Deferred offering costs	-	(132,408)	-
Proceeds from notes payable to affiliate	-	200,000	200,000
Payment of notes payable to affiliate	-	-	(200,000)
Proceeds from sale of ordinary shares to Sponsor	-	25,000	25,000
Proceeds from public offering	-	-	80,500,000
Proceeds from issuance of Sponsor Warrants	-	-	3,125,000
Payment of offering costs	-	-	(2,566,810)

Net cash provided by financing activities	-	92,592	81,083,190

Increase (decrease) in cash and cash equivalents	(161,225)	84,042	231,400
Cash and cash equivalents at beginning of the period	392,625	-	-
Cash and cash equivalents at end of the period	$231,400	$84,042	$231,400

Supplemental Schedule of Non-Cash Financing Activities
Deferred offering costs included in accrued offering costs		$21,500
Deferred underwriters' compensation			$2,415,000
Adjustment for warrant liability in connection with public offering			$9,162,500

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

Blue Wolf Mongolia Holdings Corp. is filing this Amendment No. 1 to Transition Report on Form 20-F/A (this “Amendment”) to amend and restate its Transition Report on Form 20-F for the period ended June 30, 2012, originally filed on April 1, 2013. This Amendment is being filed to restate our interim financial statements as of June 30, 2012 to correct the accounting for our outstanding warrants. Our original accounting treatment did not recognize a liability for the warrant liability and did not recognize changes in the fair value of that warrant liability in our statement of operations. For additional information regarding this restatement, see “Note 4 – Restatement of Previously Issued Financial Statements”.

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

Financing

The registration statement for the Company’s initial public offering (the “Public Offering”) (as described in Note 4) was declared effective on July 14, 2011. On July 20, 2011, simultaneously with the closing of the Public Offering, the Sponsor purchased $3,125,000 of warrants in a private placement (Note 7).

Upon the closing of the Public Offering and the private placement, $80,237,500 was placed in the Trust Account (discussed below).

Trust Account

The trust account (the “Trust Account”) may only be invested in United States government treasury bills having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act and which invest solely in U.S. Treasuries. The funds in the Trust Account are held in the name of Blue Wolf Mongolia Holdings Corp. (see Note 9).

Except for a portion of the interest income (net of taxes payable) that may be released to the Company to pay any taxes and to fund the Company’s working capital requirements, and any amounts necessary to purchase up to 15% of the Company’s Public Shares (as defined in Note 6) if the Company seeks shareholder approval of its Initial Business Combination, as discussed below, none of the funds will be released from the Trust Account until the earlier of: (i) the consummation of an Initial Business Combination no later than April 20, 2013, (ii) a redemption to public shareholders prior to any voluntary winding-up in the event the Company does not consummate an Initial Business Combination or (iii) pursuant to any liquidation.

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

In the event of liquidation, it is likely that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per share in the Public Offering (assuming no value is attributed to the warrants contained in the units offered in the Public Offering discussed in Note 6).

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

Net Income/(Loss) Per Share

Basic net income/(loss) per share is computed by dividing net income/(loss) by the weighted average number of ordinary shares outstanding during the period in accordance with FASB ASC 260, “Earnings Per Share”.  Diluted net income/(loss) per share is computed by dividing net income/(loss) by the weighted average number of ordinary shares outstanding, plus to the extent dilutive, the incremental number of ordinary shares to settle warrants issued in the Public Offering and private placement, as calculated using the treasury stock method.  The effect of the 12,216,667 warrants (including 4,166,667 warrants issued to the members of the Sponsor in the private placement), have not been considered in the diluted income/(loss) per ordinary share because their effect would be anti-dilutive. As a result, dilutive income/(loss) per ordinary share is equal to basic income/(loss) per ordinary share.

Reclassifications

Certain reclassifications have been made to amounts previously reported to conform with the current presentation. Such reclassifications have no effect on previously reported net loss.

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

Accordingly, at June 30, 2012 and June 30, 2011, 6,597,441 and 0 shares respectively of the 8,050,000 Public Shares were classified outside of permanent equity at their redemption value. The redemption value (approximately $9.97 per share at June 30, 2012) is equal to the pro rata share of the aggregate amount then on deposit in the Trust Account, including interest but less taxes payable.

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

Warrant Liability

The Company accounts for its 12,216,667 warrants (consisting of 8,050,000 warrants issued in the Public Offering and 4,166,667 Sponsor Warrants) in accordance with the guidance contained in ASC 815-40-15-7D, "Contracts in Entity's Own Equity" whereby under that provision the warrants do not meet the criteria for equity treatment and must be recorded as a liability. Accordingly, the Company classifies the warrant instrument as a liability at its fair value and adjusts the instrument to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company's statement of operations. The fair value of the warrants issued by the Company in connection with the Public Offering has been estimated using the quoted market price of the warrants at the end of the reporting period.

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

Note 4. Restatement of Previously Issued Financial Statements

The Company has restated its financial statements as of June 30, 2012 to correct its accounting for an adjustment related to its outstanding warrants. The Company’s original accounting treatment did not recognize a derivative liability and did not recognize any changes in the fair value of that derivative liability in its statements of operations. In April 2013, the Company concluded it should correct its accounting related to the Company’s outstanding warrants. The Company had initially accounted for the warrants as a component of equity but upon further evaluation of the terms of the warrants, concluded that the warrants should be accounted for as a derivative liability. The warrants contain a price adjustment provision that in the event the Company completes a business combination subsequent to the initial business combination which results in the Company’s shares no longer being listed on a national exchange or the OTC Bulletin Board, the exercise price of the warrants will decrease by a formula that causes the warrants to not be indexed to the Company’s own shares. As a result of this provision, the Company has restated its financial statements to reflect the Company’s warrants as a derivative liability with changes in the fair value recorded in the current period earnings.

The following tables summarize the adjustments made to the previously reported balance sheet, statements of operations and statements of cash flows:

June 30, 2012

Selected balance sheet information

	As Previously Reported	Effect of Restatement	As Restated

Warrant liability	$-	$7,330,000	$7,330,000
Total liabilities	2,431,398	7,330,000	9,761,398

Ordinary shares, subject to possible redemption	73,106,491	(7,330,000)	65,776,491

Ordinary shares	2,436,699	2,563,305	5,000,004
Additional paid-in capital	3,125,000	(3,125,000)	-
Deficit accumulated during the development stage	(561,695)	561,695	-
Total shareholders' equity	5,000,004	-	5,000,004

Total liabilities and shareholders' equity	$80,537,893	$-	$80,537,893

For the Four Months Ended June 30, 2012

Selected statement of operations information

	As Previously Reported	Effect of Restatement	As Restated

Other income / (expense):
Change in fair value of warrant liability	$-	$855,167	$855,167

Net income / (loss) attributable to ordinary shares not subject to possible redemption	$(164,042)	$855,167	$691,125

Weighted average number of ordinary shares outstanding, excluding shares subject to possible redemption - basic and diluted	2,738,347	793,411	3,531,758

Net income / (loss) per ordinary share, excluding shares subject to possible redemption - basic and diluted	$(0.06)	$0.26	$0.20

Selected cash flow information

	As Previously Reported	Effect of Restatement	As Restated
Operating activities:
Net income (loss)	$(164,042)	$855,167	$691,125
Gain on change in fair value of warrant liability	$-	$(855,167)	$(855,167)

For the Period from March 11, 2011 (date of inception) to June 30, 2012

Selected statement of operations information

	As Previously Reported	Effect of Restatement	As Restated

Other income / (expense):
Change in fair value of warrant liability	$-	$1,832,500	$1,832,500

Net income / (loss) attributable to ordinary shares not subject to possible redemption	$(561,695)	$1,832,500	$1,270,805

Weighted average number of ordinary shares outstanding, excluding shares subject to possible redemption - basic and diluted	2,508,199	642,865	3,151,064

Net income / loss per ordinary share, excluding shares subject to possible redemption - basic and diluted	$(0.22)	$0.63	$0.40

Selected cash flow information

	As Previously Reported	Effect of Restatement	As Restated
Operating activities:
Net income (loss)	$(561,695)	$1,832,500	$1,270,805
Gain on change in fair value of warrant liability	$-	$(1,832,500)	$(1,832,500)

Supplemental disclosure of non-cash financing activities:
Adjustment for warrant liability in connection with the Public Offering	$-	$9,162,500	$9,162,500

Note 5. Warrant Liability

The Company sold 8,050,000 units in the Public Offering, which subsequently separated into one warrant at an initial exercise price of $12.00 and one ordinary share. The Sponsor also purchased 4,166,667 warrants in a private placement in connection with the Public Offering. The warrants expire five years after the date of the Company’s initial business combination. The warrants issued contain a restructuring price adjustment provision in the event of any merger or consolidation of the Company with or into another corporation, subsequent to the initial business combination, where the surviving entity is not the Company and whose stock is not listed for trading on a national securities exchange or on the OTC Bulletin Board, or is not to be so listed for trading immediately following such event (the “Applicable Event”). The exercise price of the warrant is decreased immediately following an Applicable Event by a formula that causes the warrants to not be indexed to the Company’s own shares. Management used the quoted market price for the valuation of the warrants to determine the warrant liability to be $7,330,000 as of June 30, 2012. This valuation is revised on a quarterly basis until the warrants are exercised or they expire with the changes in fair value recorded in the statement of operations.

Note 6. Public Offering

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

Accounting  — The Company accounts for the warrants in accordance with the guidance on Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which provides that the Company classifies the warrant instrument as a liability at its fair value and adjusts the instrument to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of operations. The fair value of warrants issued by the Company in connection with the Public Offering has been estimated using the market price of the warrants at each reporting date.

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

Note 7. Related Party Transactions

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

Accounting  — The Company accounts for the warrants in accordance with the guidance on Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which provides that the Company classifies the warrant instrument as a liability at its fair value and adjusts the instrument to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of operations. The fair value of warrants issued by the Company in connection with private placements of securities has been estimated using the market price of the warrants at each reporting date.

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

Note 8. Other Related Party Transactions

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

Note 9. Trust Account

A total of $80,237,500, which includes $77,112,500 of the net proceeds from the Public Offering and $3,125,000 from the proceeds of the private placement, has been placed in the Trust Account. The trust proceeds are invested in a money market fund which invests exclusively in U.S. Treasuries and meets certain conditions under Rule 2a-7 under the Investment Company Act.

Note 10. Fair Value Measurement

The Company complies with FASB ASC 820, Fair Value Measurements, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

Cash Equivalents and Investments Held in Trust Account

The fair values of the Company’s cash equivalents and investments held in the Trust Account are determined through market, observable and corroborated sources.

Warrant Liability

The fair value of the derivative warrant liability was determined by the Company using the quoted market prices for the publicly traded warrants. On reporting dates where there are no active trades the Company uses the last reported closing trade price of the warrants to determine the fair value (Level 2).

There were no transfers between Level 1, 2 or 3 during any periods presented. There are no assets written down to fair value on a non-recurring basis.

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

Fair Value of Financial Assets and Liabilities as of June 30, 2012

		Quoted Prices	Significant Other	Significant Other
	Balances, at	in	Observable	Unobservable
	June 30,	Active Markets	Inputs	Inputs
Description	2012	(Level 1)	(Level 2)	(Level 3)

Assets:
Cash	$231,400	$231,400
Investments held in Trust Account	80,244,448	80,244,448	$—	$—
Total	$80,475,848	$80,475,848	$—	$—
Liabilities:
Warrant liability	$7,330,000	$—	$7,330,000	$—
Total	$7,330,000	$—	$7,330,000	$—

Fair Value of Financial Assets as of June 30, 2011

		Quoted Prices	Significant Other	Significant Other
	Balances, at	in	Observable	Unobservable
	June 30,	Active Markets	Inputs	Inputs
Description	2011	(Level 1)	(Level 2)	(Level 3)

Assets:
Cash	$84,042	$84,042	$—	$—
Total	$84,042	$84,042	$—	$—

Note 11. Commitments and Contingencies

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

Note 12. Shareholders’ Equity

Ordinary Shares  — The Company has unlimited ordinary shares authorized. Holders of the Company’s ordinary shares are entitled to one vote for each ordinary share. At June 30, 2012 and June 30, 2011, there were 3,465,059 and 2,012,500 ordinary shares outstanding, respectively. Ordinary shares outstanding at June 30, 2012 and June 30, 2011 excludes 6,597,441 and 0 ordinary shares subject to possible redemption, respectively.

Preferred Shares  — The Company is authorized to issue an unlimited number of preferred shares in five different classes with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. At June 30, 2012 and June 30, 2011, there were no preferred shares outstanding.

Note 13. Subsequent Events

On December 30, 2012, the Company changed its fiscal year solely for financial accounting purposes such that the Company’s fiscal year will now end on June 30 of each calendar year. As a result of such change, the current financial accounting fiscal year will end on June 30, 2013. For financial accounting purposes, the period from March 1, 2012 until June 30, 2012 is treated as a transitional period

In January and March 2013, the Company issued a unsecured promissory notes for $200,000 and $100,000 respectively, to Blue Wolf MHC Ltd.  The proceeds from the note have been used to fund operating costs.

On April 15, 2013, Blue Wolf Mongolia Holdings Corp. held a Meeting of Shareholders (the “Meeting”). At the Meeting, shareholders approved the following: (i) an amendment to the Company’s Amended and Restated Memorandum and Articles of Association (the “Charter”) extending the date by which the Company must consummate its initial business combination from April 20, 2013 to July 22, 2013 (the “Extension Amendment”), (ii) an amendment to the Charter removing the requirement that the Company acquire a target business that has a fair market value equal to at least 80% of the value of the funds held in the Company’s Trust Account (the “ 80% Amendment”) and (iii) an amendment to the Investment Management Trust Agreement between the Company and Continental Stock Transfer & Trust Company permitting the withdrawal and distribution of an amount not to exceed $69,854,955 from the Company’s Trust Account to certain persons holding ordinary shares who wish to exercise their redemption rights in connection with the Extension Amendment and extending the date on which to liquidate the Company’s Trust Account to July 22, 2013 (the “IMTA Amendment”). The affirmative vote of sixty-five percent of the issued and outstanding shares of the Company was required to approve each of the proposals.

The Company also announced on April 15, 2013 the results of its tender offer to purchase up to 7,006,515 of its ordinary shares in connection with the extension and the other shareholder proposals. The tender offer expired at 11:59 p.m., New York City time, on April 16, 2013. Based upon information provided by Continental Stock Transfer & Trust Company, the depositary for the tender offer, as of the expiration of the tender offer, a total of 5,794,119 ordinary shares had been validly tendered and not properly withdrawn for a total purchase price of approximately $57.8 million. Such ordinary shares represent approximately 58% of the Company’s issued and outstanding ordinary shares as of April 16, 2013.

On April 12, 2013, the Company entered into an agreement with the underwriters to amend the deferred compensation arrangement in the original underwriting agreement (see Note 10). Under the new arrangement, the underwriters will receive upon the closing of an Initial Business Combination, in lieu of the original $2.415 million fee, an amount equal to the sum of (i) $1,000,000 and (ii) (a) $1,400,000, multiplied by (b) the quotient of (x) the amount of cash retained in the Trust Account at the closing of the Initial Business Combination after payment of the aggregate redemption price to holders of Public Shares that have tendered such shares to the Company, divided by (y) $80,237,500. As a result of the tender on April 15, 2013, the maximum fee will be approximately $1.4 million.

